Exhibit 99.1

Concord Medical Services Announces Successful Closing of the Acquisition of Ownership Interest in MD Anderson Cancer Center Proton Therapy Center

BEIJING, Jan. 4, 2013 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, announced today that it has closed the acquisition of 19.98% of indirect ownership of The University of Texas MD Anderson Cancer Center Proton Therapy Center (MD Anderson Proton Therapy Center).

The company announced the signing of a definite agreement in connection with the acquisition on December 11, 2012. MD Anderson Proton Therapy Center is a leading proton treatment center in the world. Concord Medical plans to invest and operate two proton centers in China. The transaction will enable Concord Medical to expand its expertise and knowledge base in preparation for the operation of future proton centers.

After the closing, Concord Medical becomes the second largest owner of the MD Anderson Proton Therapy Center, behind MD Anderson Cancer Center. Concord Medical will join both the Board of Directors of the PTC-Houston Management, LP, the general partner of the center, and the center’s Advisory Committee.

“The acquisition of interest in MD Anderson Proton Therapy Center plays a key role in accelerating Concord Medical’s strategic plan to build and operate proton centers in China,” says Dr. Jianyu Yang, CCM Chairman and CEO. “The transaction solidifies CCM’s position as a leading radiotherapy operator in China. We look forward to working closely with MD Anderson Proton Therapy Center in multiple areas.”

Under the terms of the agreement, CCM paid an undisclosed amount in cash to purchase a minority interest in the general partner and facility manager of the MD Anderson Proton Therapy Center. CCM will be entitled to receive both management fees and cash distribution. The net impact to CCM is expected to be accretive to EPS in 2013.

Shearman & Sterling represented Concord Medical as its legal advisor in the acquisition.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation.

As of September 30, 2012, the Company operated a network of 134 centers with 75 hospital partners that spanned 53 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

CONTACT: Concord Medical Services, Mr. Adam J. Sun, +86-10-5957-5266, adam.sun@concordmedical.com and Ms. Gloria Huang, +86-10-5903-6688 ext. 639, gloria.huang@concordmedical.com or Solebury Communications, In China: Ms. Vickie Zhao, +86-10-6563-0288 ext.801, CCM@soleburyir.com and In the United States: Mr. Richard Zubek, +1-203-428-3230, rzubek@soleburyir.com